FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.

1.	BlackBerry Annual and Special Meeting Webcast on June 23rd, 2015	1.

Document 1

NEWS RELEASE

June 16, 2015
FOR IMMEDIATE RELEASE
BlackBerry Annual and Special Meeting Webcast on June 23rd, 2015

Waterloo, ON - BlackBerry® (NASDAQ: BBRY; TSX: BB) will hold its Annual and Special Meeting of Shareholders on Tuesday, June 23rd, 2015 at 10am ET in Waterloo, Ontario. The live webcast can be listened to on June 23rd at http://ca.blackberry.com/company/investors/events.html.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

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Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 17, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer